                                                                       Exhibit 2
                                                                       ---------


                       PRO FORMA COMBINED FINANCIAL DATA

  The following tables set forth unaudited pro forma combined financial data of the Company for the year ended December 31, 1995 and the three months ended March 31, 1996. The pro forma combined financial data is derived from the historical Consolidated Financial Statements of Garrett and the historical Consolidated Financial Statements of the Company, adjusted to give pro forma effect to the Acquisition, the Offering, the issuance of the Preferred Stock, the UNC/AlliedSignal Agreement and the sale of the Heavy Maintenance Business to Sabreliner. The pro forma balance sheet data give effect to the Acquisition, the Offering, the issuance of the Preferred Stock, the UNC/AlliedSignal Agreement and the divestiture of the Heavy Maintenance Business as if they were consummated on March 31, 1996 and the pro forma statement of operations data give effect to the Acquisition, the Offering, the issuance of the Preferred Stock, the UNC/AlliedSignal Agreement and the divestiture of the Heavy Maintenance Business as if they were consummated on January 1, 1995. The adjustments relating to the Acquisition and the related transactions are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data does not purport to represent what the Company's financial position or results of operations would actually have been had the Acquisition and such other transactions, in fact, occurred on such dates, or to project the Company's financial position at any future date or results of operations for any future period. The pro forma combined financial data should be read in conjunction with the historical Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of the Company and Garrett in the Company's Annual Report on Form 10-K, the Company's Current Report on
Form 8-K dated May 7, 1996, the Company's Quarterly Report for Quarter ended March 31, 1996, and this Current Report on Form 8-K.


                               PRO FORMA COMBINED

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                               HISTORICAL
                          ------------------------    PRO FORMA
                           COMPANY      GARRETT      ADJUSTMENTS      PRO FORMA
                          -----------  -----------  -------------    -----------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 (A):
Sales and operating rev-
 enues..................  $   536,243  $   338,104       $(9,022)(b) $   865,325
Costs and operating ex-
 penses.................      456,935      294,382        (7,437)(b)     736,611
                          -----------  -----------                   -----------
                                                          (7,269)(c)
Gross profit............       79,308       43,722                       128,714
Selling, general and ad-
 ministrative expenses..       56,952       28,261          (380)(b)      85,122
                          -----------  -----------                   -----------
                                                          (2,720)(c)
                                                           3,009 (d)
Operating income........       22,356       15,461                        43,592
Interest expense........      (19,514)      (3,334)      (11,071)(e)     (33,919)
Other, net..............          116          315                           431
                          -----------  -----------                   -----------
Earnings before income
 taxes..................        2,958       12,442                        10,104
Provision for income
 taxes..................        1,035                      2,501 (f)       3,536
                          -----------  -----------                   -----------
 Net earnings...........        1,923       12,442                         6,568
Preferred dividends.....                                   2,125 (g)       2,125
                          -----------  -----------                   -----------
Net earnings attribut-
 able to common stock...  $     1,923  $    12,442                   $     4,443
                          ===========  ===========                   ===========
Earnings per common
 share..................  $       .11                                $       .25
Weighted average number
 of common shares.......       17,666                                     17,666

                               PRO FORMA COMBINED

                            STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                               HISTORICAL
                          -----------------------    PRO FORMA
                           COMPANY      GARRETT     ADJUSTMENTS      PRO FORMA
                          -----------  ----------  -------------    -----------
                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 (A):
Sales and operating rev-
 enues..................  $   141,509  $   87,688       $(2,059)(b) $   227,138
Costs and operating ex-
 penses.................      120,936      75,216        (1,777)(b)     192,558
                          -----------  ----------                   -----------
                                                         (1,817)(c)
Gross profit............       20,573      12,472                        34,580
Selling, general and ad-
 ministrative expenses..       14,708       7,542           (95)(b)      22,304
                          -----------  ----------                   -----------
                                                           (790)(c)
                                                            939 (d)
Operating income........        5,865       4,930                        12,276
Interest expense........       (4,864)       (846)       (2,929)(e)      (8,639)
Other, net..............         (324)        117                          (207)
                          -----------  ----------                   -----------
Earnings before income
 taxes..................          677       4,201                         3,430
Provision for income
 taxes..................          203                       826 (f)       1,029
                          -----------  ----------                   -----------
 Net earnings...........          474       4,201                         2,401
Preferred dividends.....                                    531 (g)         531
                          -----------  ----------                   -----------
Net earnings attribut-
 able to common stock...  $       474  $    4,201                   $     1,870
                          ===========  ==========                   ===========
Earnings per common
 share..................  $       .03                               $       .11
Weighted average number
 of common shares.......       17,769                                    17,769

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1995
                                  (UNAUDITED)

                                         HISTORICAL
                                      ------------------  PRO FORMA
                                        UNC     GARRETT  ADJUSTMENTS    PRO FORMA
                                      --------  -------- -----------    ---------
                                              (DOLLARS IN THOUSANDS)
ASSETS:
Current Assets:
  Cash..............................  $  1,671  $ 11,247  $(11,247)(h)  $  1,671
  Accounts receivable...............   102,462    44,649     1,513 (i)   148,624
  Unbilled costs and accrued profits
   on contracts in progress.........    11,128                            11,128
  Inventories.......................    91,130    21,281       343 (j)   111,211
                                                            (1,543)(k)
  Assets held for sale..............     5,099                             5,099
  Other.............................    10,156     1,334                  11,490
                                      --------  --------                --------
    Total current assets............   221,646    78,511                 289,223
Assets held for sale--noncurrent....    12,796                            12,796
Property, plant and equipment, net..    48,068    28,402     6,619 (j)    82,632
                                                              (457)(k)
Cost in excess of net assets of ac-
 quired companies, net(a)...........   136,298     4,954   107,571 (j)   248,823
Other noncurrent assets.............    27,453                            27,453
                                      --------  --------                --------
    Total assets....................  $446,261  $111,867                $660,927
                                      ========  ========                ========
LIABILITIES AND SHAREHOLDERS' EQUI-
 TY:
Current liabilities:
  Current portion of long-term
   debt.............................  $  1,748  $  8,250  $ (8,250)(l)  $  1,748
  Accounts payable..................    39,614    39,321                  78,935
  Accrued expenses..................    54,794    13,375       (30)(k)    68,139
  Income taxes payable..............     1,392                             1,392
                                      --------  --------                --------
    Total current liabilities.......    97,548    60,946                 150,214
Long-term Bank Revolving Credit Fa-
 cility.............................    37,181    10,000    (5,034)(l)    42,147
9 1/8% Senior Notes.................   100,000                           100,000
Other Long-term Senior Debt.........     1,352    21,858   (16,500)(l)     6,710
11% Senior Subordinated Notes ......                       125,000 (l)   125,000
7 1/2% Convertible Subordinated
 Debentures Due 2006................    64,800                            64,800
Other noncurrent liabilities........    45,228                            45,228
SHAREHOLDERS' EQUITY:
Convertible preferred stock.........                        25,000 (m)    25,000
Partners' capital...................              19,063   (19,063)(n)
Common stock........................     3,679                             3,679
Additional paid-in capital..........   123,717               1,676 (o)   125,393
Retained earnings (deficit).........   (15,450)                          (15,450)
                                      --------  --------                --------
Total...............................   111,946    19,063                 138,622
Less:
  Treasury stock....................     8,750                             8,750
  Minimum pension liability
   adjustment.......................     1,801                             1,801
  Unearned compensation--restricted
   stock............................     1,243                             1,243
                                      --------  --------                --------
Total shareholders' equity..........   100,152    19,063                 126,828
                                      --------  --------                --------
Total liabilities and shareholders'
 equity.............................  $446,261  $111,867                $660,927
                                      ========  ========                ========

                        PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)

                                         HISTORICAL
                                      ------------------  PRO FORMA
                                        UNC     GARRETT  ADJUSTMENTS    PRO FORMA
                                      --------  -------- -----------    ---------
                                              (DOLLARS IN THOUSANDS)
ASSETS:
Current Assets:
  Cash..............................  $  2,129  $ 15,641  $(15,641)(h)  $  2,129
  Accounts receivable...............   108,916    57,693     1,513 (i)   159,611
                                                            (8,511)(j)
  Unbilled costs and accrued profits
   on contracts in progress.........    10,385                            10,385
  Inventories.......................   100,664    25,615       339 (j)   125,075
                                                            (1,543)(k)
  Assets held for sale..............     4,858                             4,858
  Other.............................     9,715     2,026                  11,741
                                      --------  --------                --------
    Total current assets............   236,667   100,975                 313,799
Assets held for sale--noncurrent....    12,243                            12,243
Property, plant and equipment, net..    48,962    27,753     8,030 (j)    84,288
                                                              (457)(k)
Cost in excess of net assets of ac-
 quired companies, net(a)...........   135,101     4,791   106,513 (j)   246,405
Other noncurrent assets.............    28,579                            28,579
                                      --------  --------                --------
    Total assets....................  $461,552  $133,519                $685,314
                                      ========  ========                ========
LIABILITIES AND SHAREHOLDERS' EQUI-
 TY:
Current liabilities:
  Current portion of long-term
   debt.............................  $  5,317  $  5,500  $ (5,500)(l)  $  5,317
  Accounts payable..................    40,135    46,025                  86,160
  Accrued expenses..................    57,280    15,767       (30)(k)    73,017
  Income taxes payable..............     1,412                             1,412
                                      --------  --------                --------
    Total current liabilities.......   104,144    67,292                 165,906
Long-term Bank Revolving Credit Fa-
 cility.............................    52,722    23,000   (18,072)(l)    57,650
9 1/8% Senior Notes.................   100,000                           100,000
Other Long-term Senior Debt.........     1,235    21,896   (16,500)(l)     6,631
11% Senior Subordinated Notes ......                       125,000 (l)   125,000
7 1/2% Convertible Subordinated
 Debentures Due 2006................    60,600                            60,600
Other noncurrent liabilities........    41,450                            41,450
SHAREHOLDERS' EQUITY:
Convertible preferred stock.........                        25,000 (m)    25,000
Partners' capital...................              21,331   (21,331)(n)
Common stock........................     3,700                             3,700
Additional paid-in capital..........   124,344               1,676 (o)   126,020
Retained earnings (deficit).........   (14,976)                          (14,976)
                                      --------  --------                --------
Total...............................   113,068    21,331                 139,744
Less:
  Treasury stock....................     8,750                             8,750
  Minimum pension liability
   adjustment.......................     1,801                             1,801
  Unearned compensation--restricted
   stock............................     1,116                             1,116
                                      --------  --------                --------
Total shareholders' equity..........   101,401    21,331                 128,077
                                      --------  --------                --------
Total liabilities and shareholders'
 equity.............................  $461,552  $133,519                $685,314
                                      ========  ========                ========

- --------
(a) The Acquisition will be accounted for as a purchase pursuant to APB
    Opinion No. 16 "Business Combinations." The purchase cost will be allocated to the assets and liabilities of Garrett based on their relative fair values. Such allocations are subject to final determination based on valuations and other studies to be performed subsequent to the Closing. The final values may differ from those set forth in the table above.
(b) In connection with the Acquisition, the Company has sold the Heavy Maintenance Business to Sabreliner at approximately book value. Assuming the sale occurred on January 1, 1995, the effect on the Company's operations as a result of the divestiture of the Heavy Maintenance Business would have been:

                                                               PERIOD ENDED
                                                          ----------------------
                                                          DECEMBER 31, MARCH 31,
                                                              1995       1996
                                                          ------------ ---------
      Reduction in sales and operating revenues.........     $9,022     $2,059
      Reduction in costs and operating expenses.........      7,437      1,777
      Reduction in selling, general and administrative
       expenses.........................................        380         95
                                                             ------     ------
       Reduction in operating income....................     $1,205     $  187
                                                             ======     ======

(c) The Company has specifically identified cost reductions and other operating income enhancements resulting from a business integration plan which is expected to be followed subsequent to the Acquisition. The business integration plan contemplates: (i) implementation of the UNC/AlliedSignal Agreement which will provide the Company with $15.0 million in annual orders for the repair of AlliedSignal parts and components during the term of the agreement, which will include parts and components sent by Garrett to AlliedSignal for such service; and (ii) eliminating certain management fees and consulting fees and reducing certain other administrative costs such as insurance and professional fees previously paid by Garrett. For a description of the Company's agreement with AlliedSignal, See "UNC/AlliedSignal Agreement" included elsewhere in this Current Report on Form 8-K.
  The Company's business integration plan provides for the events generating these reductions to occur in phases, beginning in the initial year. The pro forma expected cost savings for the year ended December 31, 1995 and the quarter ended March 31, 1996 reflect savings and operating efficiencies the Company expects during the initial year following the consummation of the Acquisition. The Company expects to realize other benefits during the three years following the Acquisition. Assuming the Acquisition occurred on January 1, 1995 and the phase-in of the business integration plan commenced as of such date, the expected cost reductions, on a pro forma basis, for the year ended December 31, 1995 and the quarter ended March 31, 1996 are as follows:

                                                               PERIOD ENDED
                                                          ----------------------
                                                          DECEMBER 31, MARCH 31,
                                                              1995       1996
                                                          ------------ ---------
      Reduction in costs and operating expenses.........     $7,269     $1,817
      Reduction in selling, general and administrative
       expenses.........................................      2,720        790
                                                             ------     ------
       Total cost reductions............................     $9,989     $2,607
                                                             ======     ======

(d) Represents the amortization of the cost in excess of net assets acquired from Garrett of $4,406 for the year ended December 31, 1995 and $1,102 for the quarter ended March 31, 1996, assuming the acquisition had been consummated on January 1, 1995, offset by the elimination of $1,397 and $163 of cost applicable to Garrett's amortization of intangible assets for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively.
(e) Reflects the additional interest expense of $14,019 and $3,683 (at the actual rate of 11% on the Notes offered hereby), for the year ended
    December 31, 1995 and the quarter ended March 31, 1996, respectively, that would have been incurred had the Acquisition, the Offering, the UNC/AlliedSignal Agreement and the sale of the Heavy Maintenance Business taken place on January 1, 1995, offset by elimination of interest of $2,948 and $754 of Garrett for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively, on senior debt that is not being assumed by the Company.
(f) Represents the accrual of estimated income taxes on pro forma earnings at the effective income tax rate of 35% for 1995 and 30% for the 1996 period.
(g) Reflects the cumulative preferred dividends at the rate of 8.5% on the Preferred Stock.
(h) Reflects the elimination of the cash balance of Garrett, which is an asset that is not being acquired.
(i) Represents a $1,513 note received in connection with the Company's divestiture of the Heavy Maintenance Business.
(j) These adjustments reflect the allocation of the purchase price for Garrett to present the inventory, property, plant and equipment and intangibles at their estimated fair market value and, at March 31, 1996, the elimination of $8,511 of trade receivables being retained by the Sellers (See discussion of the terms of the Garrett Acquisition Purchase Agreement included eslewhere in this Current Report on Form 8-K)
(k) Reflects the sale of inventory and equipment, net of related engine overhaul reserves, to Sabreliner in connection with the Company's divestiture of the Heavy Maintenance Business.
(l) At December 31, 1995 these adjustments reflect the issuance of $125,000 of long-term senior subordinated notes and an increase of $4,966 in the Company's Revolving Credit Facility to fund certain related costs, offset by the elimination of $34,750 of Garrett's senior debt that is not being assumed in the Acquisition. The senior debt of Garrett includes $10,000 of revolving credit and $24,750 of senior term loans of which $8,250 is classified as a current liability. At March 31, 1996 these adjustments reflect the issuance of $125,000 of long-term senior subordinated notes and an increase of $4,928 in the Company's Revolving Credit Facility to fund certain related costs, offset by the elimination of $45,000 of Garrett's senior debt that is not being assumed in the Acquisition. The senior debt of Garrett at March 31, 1996 includes $23,000 of revolving credit and $22,000 of senior term loans of which $5,500 is classified as a current liability.
(m) Reflects $25,000 of Preferred Stock being issued as a part of the Acquisition.
(n) Reflects the elimination of partner's capital which is not being assumed in the Acquisition of Garrett.
(o) In connection with the Acquisition, UNC agreed to issue an aggregate of 225,000 shares of its Common Stock to certain Garrett executives the Company intends to employ following closing at a purchase price of $5.75 per share, the closing price on the date the Purchase Agreement was executed. These executives have also been granted options to purchase an aggregate of 450,000 shares of the Company's Common Stock at a purchase price of $6.90 per share. These options are to vest in three equal installments on each of the first three anniversary dates of Closing. This adjustment reflects the difference between the purchase price of the stock and the estimated market value at consummation of the Acquisition.